4/1/2002



02007261

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

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OMB Number:	3235-0123
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SEC FILE NUMBER
8- 20518

ANNUAL AUDITED REPORT
FORM X-17A-5
PART III



SEC MAIL PROCESSING
RECEIVED
MAR 0 1 2002
143
WASH., D.C.
SECTION

FACING PAGE

Information Required of Brokers and Dealers Pursuant to Section 17 of the Securities Exchange Act of 1934 and Rule 17a-5 Thereunder

REPORT FOR THE PERIOD BEGINNING 01/01/01 (MM/DD/YY) AND ENDING 12/31/01 (MM/DD/YY)

A. REGISTRANT IDENTIFICATION

NAME OF BROKER-DEALER:

Funds Distributor, Inc.

OFFICIAL USE ONLY
FIRM ID. NO.

ADDRESS OF PRINCIPAL PLACE OF BUSINESS: (Do not use P.O. Box No.)

60 State Street, Suite 1450
(No. and Street)

Boston	MA	02109-1803
(City)	(State)	(Zip Code)

NAME AND TELEPHONE OF PERSON TO CONTACT IN REGARD TO THIS REPORT

Steve Hoffman — 614-470-8024
(Area Code – Telephone No.)

B. ACCOUNTANT IDENTIFICATION

INDEPENDENT PUBLIC ACCOUNTANT whose opinion is contained in this Report*

PricewaterhouseCoopers
(Name – *if individual, state last, first, middle name*)

100 East Broad Street	Columbus	OH	43215
(Address)	(City)	(State)	(Zip Code)

CHECK ONE:

- ☒ Certified Public Accountant
- ☐ Public Accountant
- ☐ Accountant not resident in United States or any of its possessions.

PROCESSED
APR 0 2 2002
THOMSON
FINANCIAL

FOR OFFICIAL USE ONLY

**Claims for exemption from the requirement that the annual report be covered by the opinion of an independent public accountant must be supported by a statement of facts and circumstances relied on as the basis for the exemption. See section 240.17a-5(e)(2).*

4/1/2002

SEC 1410 (3-91)

Potential persons who are to respond to the collection of information contained in this form are not required to respond unless the form displays a currently valid OMB control number.

OATH OR AFFIRMATION

I, Steve Hoffman, swear (or affirm) that, to the best of my knowledge and belief the accompanying financial statement and supporting schedules pertaining to the firm of Funds Distributor, Inc., as of December 31, 2001, are true and correct. I further swear (or affirm) that neither the company nor any partner, proprietor, principal officer or director has any proprietary interest in any account classified solely as that of a customer, except as follows:

Signature

Director
Title



NOTARIAL SEAL
STATE OF OHIO

DIANE R. WENDEL BAKER
Notary Public, State of Ohio
My Commission Expires 08-20-06

Notary Public

This report** contains (check all applicable boxes):

- ☒ (a) Facing page.
- ☒ (b) Statement of Financial Condition.
- ☒ (c) Statement of Income (Loss).
- ☐ (d) Statement of Changes in Financial Condition.
- ☒ (e) Statement of Changes in Stockholders' Equity or Partners' or Sole Proprietor's Capital
- ☐ (f) Statement of Changes in Liabilities Subordinated to Claims of Creditors
- ☒ (g) Computation of Net Capital
- ☒ (h) Computation for Determination of Reserve Requirements Pursuant to Rule 15c3-3.
- ☒ (i) Information Relating to the Possession or Control Requirements Under Rule 15c3-3.
- ☐ (j) A Reconciliation, including appropriate explanations, or the Computation of Net Capital Under Rule 15c3-1 and the Computation for Determination of the Reserve Requirements Under Exhibit A of Rule 15c3-3.
- ☐ (k) A Reconciliation between Audited and Unaudited Statement of Financial Condition with respect to methods of consolidation.
- ☒ (l) An Oath or Affirmation.
- ☐ (m) A Copy of the SIPC Supplemental Form.
- ☒ (n) A report describing any material inadequacies found to exist or found to have existed since the date of the previous audit.
- ☒ (o) Statement of Cash Flows.

***For conditions of confidential treatment of certain portions of this filing, see section 240.17a-5(e)(3).*

PRICEWATERHOUSECOOPERS

PricewaterhouseCoopers LLP
Suite 2100
100 East Broad Street
Columbus OH 43215
Telephone (614) 225 8700
Facsimile (614) 224 1044

Report of Independent Accountants

To the Board of Directors and
Stockholders of
Funds Distributor, Inc.

In our opinion, the accompanying statement of financial condition and the related statements of operations, changes in stockholder's equity, and cash flows that you are filing pursuant to Rule 17a-5 under the Securities Exchange Act of 1934, present fairly, in all material respects, the financial position of Funds Distributor, Inc. (a wholly owned subsidiary of The BISYS Group, Inc.) (the Company) at December 31, 2001, and the results of its operation and its cash flows for the year then ended in conformity with accounting principles generally accepted in the United States of America. These financial statements are the responsibility of the Company's management; our responsibility is to express an opinion on these financial statements based on our audit. We conducted our audit of these statements in accordance with auditing standards generally accepted in the United States of America, which require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements, assessing the accounting principles used and significant estimates made by management, and evaluating the overall financial statement presentation. We believe that our audit provides a reasonable basis for the opinion expressed above.

The Company is a member of a group of affiliated companies and, as disclosed in the financial statements, has extensive transactions and relationships with its affiliates. Because of these relationships, it is possible that the terms of these transactions are not the same as those that would result from transactions among unrelated parties.

Our audit was conducted for the purpose of forming an opinion on the basic financial statements taken as a whole. The supplementary schedules on pages 8 and 9 are presented by management for purposes of additional analysis and are not a required part of the basic financial statements, but are supplementary information required by Rule 17a-5 under the Securities Exchange Act of 1934. Such information has been subjected to the auditing procedures applied in the audit of the basic financial statements and, in our opinion, is fairly stated in all material respects in relation to the basic financial statements takes as a whole.

PricewaterhouseCoopers LLP

February 27, 2002


SEC MAIL PROCESSING
RECEIVED
MAR 0 1 2002
143
WASH. D.C.
SECTION

Funds Distributor, Inc.

(A Wholly Owned Subsidiary of The BISYS Group, Inc.)

Financial Statements and Supplementary Information Pursuant to Rule 17A-5 of The Securities Exchange Act of 1934 and Report of Independent Accountants on Internal Control Pursuant to SEC Rule 17A-5

For the Year Ended December 31, 2001

Funds Distributor, Inc.

(A wholly owned subsidiary of The BISYS Group, Inc.)

Statement of Financial Condition
As of December 31, 2001

Assets

Cash	$ 2,092,451
Accounts receivable (net of allowance of $9,068)	1,727,215
Prepaid expenses	255,886
Investments	1,074,011
Total assets	$ 5,149,563

Liabilities and Stockholder's Equity

Liabilities	
Accounts payable and accrued expenses	$ 777,818
Deferred income	8,750
Due to affiliates	224,721
Total liabilities	1,011,289
Stockholder's equity	
Common stock, $1.00 par value, 250,000 shares authorized, 1,000 shares issued and outstanding	1,000
Additional paid-in-capital	2,495,345
Retained earnings	1,641,929
Total stockholder's equity	4,138,274
Total liabilities and stockholder's equity	$ 5,149,563

The accompanying notes are an integral part of these financial statements.

Funds Distributor, Inc.
(A wholly owned subsidiary of The BISYS Group, Inc.)

Statement of Income
For the Year Ended December 31, 2001

Revenue	
Distribution fees	$ 6,426,930
Administration fees	3,498,815
12b-1 fees	10,167,119
Investment income	67,349
Other income	130,220
Total revenue	20,290,433
Expenses	
Client advertising costs	1,181,412
Sales commission expense	9,448,932
Salaries and related expenses	3,815,537
Other	2,283,533
Total expenses	16,729,414
Net income before taxes	3,561,019
Income taxes	1,317,199
Net income	$ 2,243,820

The accompanying notes are an integral part of these financial statements.

Funds Distributor, Inc.

(A wholly owned subsidiary of The BISYS Group, Inc.)

Statement of Changes in Stockholder's Equity
For the Year Ended December 31, 2001

	Common Stock	Capital Surplus	(Accumulated Deficit)/ Retained Earnings	Total Stockholder's Equity
Balance at December 31, 2000	$ 1,000	$ 2,495,345	$ (601,891)	$ 1,894,454
Net income	-	-	2,243,820	2,243,820
Balance at December 31, 2001	$ 1,000	$ 2,495,345	$ 1,641,929	$ 4,138,274

The accompanying notes are an integral part of these financial statements.

Funds Distributor, Inc.

(A wholly owned subsidiary of The BISYS Group, Inc.)

Statement of Cash Flows
For the Year Ended December 31, 2001

Cash flows from operating activities	
Net income	$ 2,243,820
Adjustments to reconcile net income to cash provided in operating activities:	
Increase in prepaid expenses	(103,271)
Increase in accounts receivable	(534,560)
Increase in investments	(1,070,000)
Decrease in other assets	16,885
Increase in accounts payable and accrued expenses	593,299
Increase in deferred income	8,750
Decrease in commissions payable	(177,158)
Decrease in other accrued	(151,737)
Net cash provided by operations	826,028
Cash flows from financing activities	
Increase in due to affiliates	215,304
Net cash provided by financing activities	215,304
Net increase in cash	1,041,332
Cash, beginning of year	1,051,119
Cash, end of year	$ 2,092,451

The accompanying notes are an integral part of these financial statements.

1. Organization

Funds Distributor, Inc. (the Company) is a wholly owned subsidiary of The BISYS Group, Inc. The Company is a registered broker/dealer which acts as a distributor for regulated investment companies.

2. Summary of Significant Accounting Policies

Revenue Recognition

The Company's revenues include distribution fees and reimbursement of expenses incurred to provide sales and distribution services to various investment companies. Revenue also includes fees earned for specific consulting and marketing contracts.

Income Taxes

BISYS and its affiliates file a consolidated federal income tax return that includes the Company. BISYS apportions income tax expense or benefit among all the affiliates based on their taxable income or loss and tax credits. No deferred tax provision is recognized as the Company does not have any temporary differences

Investments

Investments include money market mutual fund investments and 300 shares of NASD stock. The carrying values of the Company's investments approximate their fair values at December 31, 2001.

Use of Estimates

The preparation of financial statements in conformity with accounting principles generally accepted in the United States of America requires management to make estimates and assumptions that affect the reported results in the financial statements and accompanying notes. Actual results could differ from those estimates.

3. Net capital

As a registered broker-dealer engaged in the sale of redeemable shares of registered investment companies and certain other share accounts, the Company is subject to the SEC's Uniform Net Capital Rule 15c3-1 (the Rule), which requires the maintenance of minimum net capital, as defined, and requires that the ratio of aggregate indebtedness to net capital, as defined, shall not exceed 15 to 1. At December 31, 2001, the Company had net capital under the Rule of $2,129,762, which was $2,062,343 in excess of its minimum required net capital of $67,419. The Company's ratio of aggregate indebtedness to net capital at December 31, 2001 was 0.47 to 1.

4. Related-Party Transactions

During the fiscal year ended December 31, 2001, BISYS provided various services to the Company such as use of office facilities, equipment, personnel and other administrative services. BISYS did not charge the Company an administrative service fee for these services.

Funds Distributor, Inc.

(A wholly owned subsidiary of The BISYS Group, Inc.)

Supplementary Schedule—Computation of Net Capital Under SEC Rule 15c3-1 As of December 31, 2001

Net capital:	
Total stockholder's equity from statement of financial condition	$ 4,138,274
Deductions	
Nonallowable assets:	
Accounts receivable	1,727,215
Prepaid expenses	255,886
Investments	4,011
Net capital before haircuts	2,151,162
Haircut on investments	21,400
Net capital	2,129,762
Net capital requirement (greater of $6^{2/3}$% of aggregate indebtedness or $25,000)	67,419
Excess net capital	$ 2,062,343
Total aggregate indebtedness	$ 1,011,289
Percentage of aggregate indebtedness to net capital	47%

Statement Pursuant to Paragraph (d)(4) of Rule 17a-5

There are no material differences from the above computations and the corresponding computation prepared by the Company for inclusion in its unuadited Part II-A filing of December 31, 2001.

Funds Distributor, Inc.

(A wholly owned subsidiary of The BISYS Group, Inc.)

Supplementary Schedule—Determination of Reserve Requirements and Information Relating to Possession or Control Requirements Under SEC Rule 15c3-3
As of December 31, 2001

The Company has complied with the exemptive provisions of Rule 15c3-3 under subparagraph (k) (1) – all customer transactions are limited to the sale and redemption of redeemable securities of registered investment companies.

PRICEWATERHOUSECOOPERS

PricewaterhouseCoopers LLP
Suite 2100
100 East Broad Street
Columbus OH 43215
Telephone (614) 225 8700
Facsimile (614) 224 1044

Report of Independent Accountants on Internal Control
Pursuant to SEC Rule 17a-5

To the Board of Directors and Stockholder of
Funds Distributor, Inc.

In planning and performing our audit of the financial statements and supplemental schedules of Funds Distributor, Inc. (a wholly owned subsidiary of The BISYS Group, Inc.) (the "Company") for the year ended December 31, 2001, we considered its internal control, including control activities for safeguarding securities, in order to determine our auditing procedures for the purpose of expressing our opinion on the financial statements and not to provide assurance on the internal control.

Also, as required by Rule 17a-5(g)(1) of the Securities and Exchange Commission (the "SEC"), we have made a study of the practices and procedures followed by the Company, including tests of compliance with such practices and procedures, that we considered relevant to the objectives stated in Rule 17a-5(g) in the following:

1. Making the periodic computations of aggregate indebtedness and net capital under Rule 17a-3(a)(11);
2. Determining compliance with the exemptive provisions of Rule 15c3-3.

Because the Company does not carry securities accounts for customers or perform custodial functions relating to customer securities, we did not review the practices and procedures followed by the Company in any of the following:

1. Making the quarterly securities examinations, counts, verifications, and comparisons, and the recordation of differences required by Rule 17a-13;
2. Complying with the requirements for prompt payment for securities under Section 8 of Federal Reserve Regulation T of the Board of Governors of the Federal Reserve System; and
3. Obtaining and maintaining physical possession or control of all fully paid and excess margin securities of customers as required by Rule 15c3-3.



The management of the Company is responsible for establishing and maintaining internal control and the practices and procedures referred to in the preceding paragraph. In fulfilling this responsibility, estimates and judgments by management are required to assess the expected benefits and related costs of control and of the practices and procedures referred to in the preceding paragraph, and to assess whether those practices and procedures can be expected to achieve the SEC's above-mentioned objectives. Two of the objectives of internal control and the practices and procedures are to provide management with reasonable, but not absolute, assurance that assets for which the Company has responsibility are safeguarded against loss from unauthorized use or disposition, and that transactions are executed in accordance with management's authorization and recorded properly to permit the preparation of financial statements in accordance with generally accepted accounting principles. Rule 17a-5(g) lists additional objectives of the practices and procedures listed in the preceding paragraph.

Because of inherent limitations in internal control or the practices and procedures referred to above, errors or fraud may occur and not be detected. Also, projection of any evaluation of internal control to future periods is subject to the risk that controls may become inadequate because of changes in conditions or that the effectiveness of their design and operation may deteriorate.

Our consideration of internal control would not necessarily disclose all matters in internal control that might be material weaknesses under standards established by the American Institute of Certified Public Accountants. A material weakness is a condition in which the design or operation of one or more of the specific internal control components does not reduce to a relatively low level the risk that error or fraud in amounts that would be material in relation to the financial statements being audited may occur and not be detected within a timely period by employees in the normal course of performing their assigned functions. However, we noted no matters involving internal control, including procedures for safeguarding securities, that we consider to be material weaknesses as defined above.

We understand that practices and procedures that accomplish the objectives referred to in the second paragraph of this report are considered by the SEC to be adequate for its purposes in accordance with the Securities Exchange Act of 1934 and related regulations, and that practices and procedures that do not accomplish such objectives in all material respects indicate a material inadequacy for such purposes. Based on this understanding and on our study, we believe that the Company's practices and procedures were adequate at December 31, 2001 to meet the SEC's objectives.

This report is intended solely for the information and use of the Board of Directors, management, the SEC, the National Association of Securities Dealers, Inc., and other regulatory agencies that rely on Rule 17a-5(g) under the Securities Exchange Act of 1934 in their regulation of registered brokers and dealers, and is not intended to be and should not be used by anyone other than these specified parties.

PricewaterhouseCoopers LLP

February 27, 2002